James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA), John Pfeifer (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 7 February 2025 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached copy of the substantial holding notice received by James Hardie on 6 February 2025. Regards Aoife Rockett Company Secretary This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett. Exhibit 99.7